Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

January 14, 2021

Via EDGAR

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Mindy Rotter

Re:	Insight Select Income Fund File No. 811-02201

Dear Ms. Rotter:

On behalf of Insight Select Income Fund (the “Fund”), this letter responds to the oral comments of the Commission staff (“Staff”) provided on December 16, 2020, with respect to the Fund’s Form N-CSR filing, including its audited annual report to shareholders, for the fiscal year ended March 31, 2020, in connection with the Staff’s review of periodic disclosures required by Section 408 of Sarbanes-Oxley Act of 2002.

We appreciate the opportunity to address the Staff’s comments. We have organized this letter by summarizing the Staff’s comments in italicized text followed by the Fund’s response to the Staff’s comments.

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1.      In connection with the Staff’s review of the Fund’s annual report to shareholders for the fiscal year ended March 31, 2020, the Staff requested that the Fund remove from its disclosure of financial highlights the “impact of capital share transactions” line item. The Staff notes that this comment was previously provided in its 2017 review. Please explain why this line item still appears in the Fund’s financial highlights and confirm that future filings will conform to the requirements of Form N-2.

Response: The line item “impact of capital share transactions” will be removed in future shareholder reports and the financial highlights table will be conformed to the applicable requirements and instructions of Form N-2.    As noted by the Staff, the Fund had previously communicated to the Staff that it would remove this line item in future reports. This line item was excluded in the

U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 January 14, 2021

September 30, 2018 semi-annual report but subsequent reports continued to include the line item. Financial highlights in future shareholder reports will be specifically reviewed for compliance with the requirements and instructions of Form N-2.    Note that notwithstanding the inclusion of the line item “impact of capital share transactions” in in the financial highlights of reports subsequent to the September 30, 2018 semi-annual report, the amount reported for this line was “—“ (or $0) for each fiscal period.

2.      Please confirm in correspondence that there are no amounts payable to Trustees that need to be disclosed or explain why such amounts have not been stated separately on the Fund’s Statement of Assets and Liabilities in compliance with Rule 6-04 of Reg. S-X.

Response: All fees payable to Trustees as of March 31, 2020 were paid as of such date and accordingly, the Fund confirms that there are no amounts payable to Trustees that need to be disclosed on the Fund’s Statement of Assets and Liabilities.

3.      Please consider whether the expected discontinuation of LIBOR is a principal risk of the Fund. If the Fund does not believe the expected discontinuation of LIBOR is a principal risk, please explain why. Please refer to the Staff’s Statement on LIBOR Transition (July 12, 2019) (“Statement”). Please tailor any principal risks to the expected discontinuation of LIBOR, including by describing how the transition to any successor rate could impact the liquidity of any portfolio investments that reference LIBOR.

Response: The Fund will include the following principal risk disclosure in future in its registration statement and reports to shareholders:

LIBOR Transition Risk. The Fund’s investments, payment obligations, and financing terms may be based on floating rates, such as the London Interbank Offered Rate, or “LIBOR,” which is the offered rate for short-term Eurodollar deposits between major international banks. Plans are underway to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the nature of any replacement rate and the impact of the transition from LIBOR on the Fund’s transactions and the financial markets generally. As such, the potential effect of a transition away from LIBOR on the Fund or the Fund’s investments cannot yet be determined.

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U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 January 14, 2021

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659 or in my absence, John M. Ford, Esq. at (215) 981-4009.

Sincerely,

John P. Falco

JPF

cc:     Thomas E. Stabile, Treasurer, Insight Select Income Fund